SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Aadi Bioscience, Inc.

(Name of Issuer)

Common stock, par value $0.0001 per share

(Title of Class of Securities)

00032Q 104

(CUSIP Number)

Neil Desai

17383 Sunset Boulevard, Suite A250

Pacific Palisades, California 90272

(424) 744-8055

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Dan Koeppen

Wilson Sonsini Goodrich & Rosati, P.C.

12235 El Camino Real

San Diego, California 92130

(858) 350-2300

October 1, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00032Q 104

1	NAMES OF REPORTING PERSON Neil Desai
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 306,364 (1)
	8	SHARED VOTING POWER 1,811,241 (2)
	9	SOLE DISPOSITIVE POWER 306,364 (1)
	10	SHARED DISPOSITIVE POWER 1,811,241 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,117,605 (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5% (3)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Consists of 306,364 shares of Common Stock issuable upon exercise of options exercisable within 60 days of October 1, 2024, subject to Dr. Desai’s continued service through each vesting date.
(2)

Consists of 639,698 shares of Common Stock directly owned by the Anishka Irrevocable 2016 Trust dated October 19, 2016 (the “Anishka Irrevocable Trust”) and 1,171,543 shares of Common Stock directly owned by Neil Prafulla Desai, Trustee of the Anishka Family Trust (the “Anishka Family Trust”). Dr. Desai and his spouse share voting and dispositive power over the shares held by the Anishka Irrevocable Trust and the Anishka Family Trust and each of Dr. Desai and his spouse is a trustee of the Anishka Irrevocable Trust and the Anishka Family Trust.

(3)

Based on the quotient obtained by dividing (a) the aggregate number of shares of Common Stock beneficially owned by Dr. Desai by (b) the sum of (i) 24,614,834 shares of Common Stock outstanding as of August 2, 2024, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 7, 2024, and (ii) 306,364 shares of Common Stock issuable upon exercise of options exercisable within 60 days of October 1, 2024 held by Dr. Desai. The aggregate number of shares of Common Stock beneficially owned by Dr. Desai as set forth in clauses “(a)” and “(b)” of this footnote are treated as outstanding shares of Common Stock only for the purpose of computing the percentage ownership of Dr. Desai.

This Amendment No. 2 (“Amendment No. 2”) amends the Statement of Beneficial Ownership on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) by Neil Desai on September 8, 2021 (the “Schedule 13D”), which was previously amended by Amendment No. 1 as filed with the Commission on January 17, 2023, with respect to the shares of Common Stock of the Issuer. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D, which remains unchanged.

Item 2. Identity and Background.

Item 2(c) of the Schedule 13D is hereby amended to reflect the following:

(c)

The Reporting Person is the Founder and CEO of Aanastra, Inc., a biopharmaceutical company focused on developing novel RNA therapeutics targeting Tumor Suppressors and Oncogenes. Effective October 1, 2024, the Reporting Person ceased to serve as Executive Chairman of the Issuer.

Item 4. Purpose of Transaction.

The first sentence of paragraph 2 of Item 4 of Schedule 13D is hereby amended and restated as follows:

Effective October 1, 2024, the Reporting Person ceased to serve as Executive Chairman of the Issuer but will continue to serve as a member of the board of directors of the Issuer. In his capacity as a director of the Issuer, the Reporting Person may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 of Schedule 13D is hereby amended to reflect the following:

(a) As of the date of this Schedule 13D/A, the Reporting Person beneficially owns an aggregate of 2,117,605 shares of Common Stock, or 8.5% of the Issuer’s outstanding shares of Common Stock. The beneficial ownership percentages used in this Schedule 13D/A are calculated based on a total of 24,614,834 shares of Common Stock outstanding as of August 2, 2024 plus 306,364 shares of Common Stock issuable upon exercise of options exercisable within 60 days of October 1, 2024 held by the Reporting Person.

(b) The Reporting Person and the Reporting Person’s spouse share voting and dispositive power with respect to 1,811,241 shares of Common Stock owned by the Anishka Irrevocable Trust and the Anishka Family Trust. The Reporting Person has sole voting and dispositive power with respect to options to purchase 467,950 shares of Common Stock. 306,364 of the Reporting Person’s options to purchase shares of Common Stock are exercisable within 60 days of October 1, 2024. Of the remaining options to purchase shares of Common Stock (i) 26,042 shares of Common Stock issuable upon the exercise of options vesting evenly on the 8th day of each month through September 8, 2025, (ii) 54,294 shares of Common Stock issuable upon the exercise of options vesting evenly on the first day of each month through April 1, 2026, and (iii) 81,250 shares of Common Stock issuable upon the exercise of options vesting evenly on the first day of each month through January 1, 2027, subject to Dr. Desai’s continued service through each vesting date.

(c) During the past 60 days, the Reporting Person sold 80,000 shares of Common Stock pursuant to a Rule 10b5-1 trading plan.

(d) Except as disclosed in Item 2, no person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities covered by this Schedule 13D/A.

(e) Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 1, 2024

NEIL DESAI

By:	/s/ Neil Desai
Name:	Neil Desai